LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

[redacted]

18 January 2008

08000592

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 16 January 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 16/01/2008 06:02:23 PM

Reference No LI-080116-7244B

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

Company name * LION INDUSTRIES CORPORATION BERHAD

Stock name * LIONIND

Stock code * 4235

Contact person * Wong Phooi Lin

Designation * Secretary

Type * ● Announcement ○ Reply to query

Subject :* Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Yew Ai Heang	14.01.2008	2.42	5,500	Negligible
Lee Khian Lai	15.01.2008	2.50	10,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

16 JAN 2008

END